

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2015

Alkiviades David
Chief Executive Officer
FilmOn.TV Networks Inc.
338 N. Canon Drive, 3rd Floor
Beverly Hills, CA 90210

> **Re:** **FilmOn.TV Networks Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 13, 2015**
> **CIK No. 0001656589**

Dear Mr. David:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distributing of the preliminary prospectus, that we may have comments after our review of the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. We note your statement that "Mr. David has indicated to us that Anakando will purchase $_____ million of common stock (_____ shares) in this offering." Please tell us when you intend to fill in these blanks. Please also tell us whether Anakando will purchase shares with the purpose of ensuring that the minimum offering amount of 6,250,000 shares of common stock has been sold, and provide relevant disclosure, as appropriate.

4. Please provide support for the following statements:

    - you are "one of the world's largest online video distribution ("OVD") platforms, as measured by the volume of [y]our content;"
    - Lenovo Group Ltd. is "the world's largest personal computer vendor by unit sales;"
    - you are "a premier OVD platform;"
    - Endemol is "the world's largest distributor of reality television programming;"
    - you offer "one of the largest publishing platforms in the digital entertainment industry;"

5. We note your disclosure that during the year ended December 31, 2014, you had two video advertising network customers that accounted for 19.6% and 10% of your revenue. We also note your disclosure that during the six months ended June 30, 2015, you had two video advertising network customers that accounted for 42.2% and 18.6% of your revenue. Please file any material agreements with these network customers, or advise.

Prospectus Cover Page

6. We note that your proposed price range is greater than $2 and your proposed maximum offering price is $10 per share. Please reduce the range so that it does not exceed $2. For guidance, please refer to Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Prospectus Summary, page 1

Our Company, page 1

7. Please disclose what linear channels are in this section.

8. Please disclose whether the company currently has any agreements with Dish Network, Sky or Freesat to evidence the relationships discussed in this section, and, if so, please file such agreements as exhibits or tell us why you are not required to do so.

Our Growth and Expansion Strategy, page 6

9.   We note your disclosure that FilmOn HDi Streaming TV will be available for purchase by consumers online and through traditional retail stores. Please disclose when you would expect that FilmOn HDi Streaming TV will be available for purchase.

Management's Discussion and Analysis, page 38

10. Please advise whether you will fill in the blanks for 2013 in the table on page 45.

Results of Operations, page 41

Six Months Ended June 30, 2015 to Six Months Ended June 30, 2014, page 41

Revenues, page 42

11. Please verify the figures provided in this section for the decrease in the sell-through rate in 2014 and 2015.

Certain Relationships and Related Party Transactions, page 72

Related Party Transaction Policy and Related Matters, page 73

12. Please disclose whether your related party transaction policy will be written and, if not, how it will be evidenced. Refer to Item 404(b)(1)(iv) of Regulation S-K.

Market for Common Equity, page 76

Securities Authorized for Issuance Under Equity Compensation Plans, page 76

13. Please provide all of the information required by Item 201(d) of Regulation S-K in this section.

Description of Capital Stock, page 77

14. You state that the description of capital stock is qualified by "applicable law." It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

Exhibit 10.11

15. If Schedules A-1 to A-3 have been executed, please include the conformed signatures with your next amendment.

Financial Statements

16. Please update your financial statements to comply with Rule 8-08 of Regulation S-X by providing interim September 30, 2015 financial statements.

You may contact Theresa Messinese at (202) 551-3307 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Spencer G. Feldman, Esq.